                                                                     Exhibit 1.1

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                      TEL: (65) 6220 8411  FAX: (65) 6226 0502

FOR IMMEDIATE RELEASE

                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                      SATISFACTORY PERFORMANCE FOR Q2 2004

SINGAPORE, AUGUST 11, 2004 -- China Yuchai International Limited (CYI) today announced satisfactory performance for the three months ended June 30, 2004 with net income of Rmb98.9 million (US$12.0 million), despite the effects of the cooling down measures implemented by the Chinese government, as compared to net income of Rmb124.9 million (US$15.1 million) for the same period in 2003.

Net sales of Rmb1,149.6 million (US$138.9 million) for the three months ended June 30, 2004 represents a slight decrease of 1.5% compared to same period last year of Rmb1,166.8 million (US$141.0 million). Total unit sales of 40,922 diesel engines for the quarter ended June 30, 2004 was 5% lower than the same period last year of 43,041 diesel engines.

Net sales of Rmb2,726.7 million (US$329.4 million) for the six months ended June 30, 2004 represents an increase of approximately 14.9% compared to Rmb2,373.9 million (US$286.8 million) for the same period last year. Total unit sales of 105,323 diesel engines for the six months ended June 30, 2004 was approximately 10.6% higher than the same period last year of 94,931 diesel engines. This was due mainly to the strong unit sales in the first quarter ended March 31, 2004 arising from higher unit sales of Yuchai's 6108 medium, 4-series light-duty diesel and industrial engines.

The overall gross margin of 31.0% for the six months ended June 30, 2004 was 1.4% higher than the 29.6% gross margin of the same period last year mainly due to product sales mix and production efficiency.

For the six months ended June 30, 2004, selling, general and administrative expenses increased by approximately 13.4% due mainly to higher staff costs, transport charges and loss on disposal of certain obsolete equipment.

For the period ended June 30, 2004, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Cash balances have decreased and bank borrowings have increased for the period ended June 30, 2004 mainly due to increased capital expenditure payments made during the six months ended June 30, 2004. Amount due from a related company as of June 30, 2004 of Rmb202.9 million (US$24.5 million) relates to advance payments made for a new logistics company, which is controlled by local Chinese stakeholders in Guangxi Yuchai Machinery Company Limited.

Basic and diluted net income per share for the six months ended June 30, 2004 was Rmb8.32 (US$1.01) compared to a basic and diluted net income per share of Rmb6.86 (US$0.83) for the same period in 2003.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                      TEL: (65) 6220 8411  FAX: (65) 6226 0502

Government industry statistics show that in the first half of 2004, there was an increase of approximately 18% in sales of trucks and buses in China compared to the same period last year. Demand for new trucks and buses would likely have been higher if not for the stricter enforcement of the Road Traffic legislation which commenced in May 2004, with heavy fines on overloading and non-compliance to vehicle standard specifications such as vehicle weight and length. We believe that demand for new trucks was held back as potential buyers preferred to wait and see how persistent the government authorities will be in enforcing the Road Traffic Act regulations. We believe that this situation also led to an increase in freight rates and potential truck buyers appear to be adopting a "wait-and-see" attitude before making their buying decisions.

According to the China Economic Information Network, owned by the Beijing National Development and Reform Commission, the cooling down measures have been far more effective than initially expected. This will enable the Beijing government to moderate its growth target in 2004.

Mr Wrixon F. Gasteen, President and Director stated that "the good profit performance for the six months ended June 30, 2004 was achieved due mainly to the strong unit sales recorded in the first quarter of 2004 and despite the impact in Q2 2004 arising from the cooling down measures implemented by the Chinese government. Despite the impact of the stricter enforcement of the Road Traffic regulations and the tightening of bank lending policies on financing of new vehicles, Yuchai was able to achieve net income growth of approximately 21.2% for the six months ended June 30, 2004 compared to the same period last year. We expect that the market demand for diesel engines in China will remain strong with the ongoing expansion of new highways and tolls in China which will lead to increased demand for trucks and buses in China. We believe that the Company, as one of the top three manufacturers of diesel engines in China, will be able to take advantage of this growth demand."

General Information

Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.

China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons: Mr Wrixon F. Gasteen, President
                 Mr Philip Ting, Chief Financial Officer and Director

Note 1: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2766 = US$1.00, the rate quoted by the People's Bank of China at the close of business on June 30, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2004 or at any other date.

Note 2: All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2004
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                     For Quarter ended June 30,              For six months ended June 30,
                                               --------------------------------------    --------------------------------------
                                                  2003          2004           2004         2003          2004          2004
                                                  ----          ----           ----         ----          ----          ----
                                                 Rmb'000       Rmb'000        US$'000      Rmb'000       Rmb'000       US$'000

Net sales                                       1,166,806     1,149,587       138,896     2,373,961     2,726,732       329,451
Cost of goods sold                                885,806       814,105        98,362     1,671,339     1,881,895       227,376
                                               ----------    ----------    ----------    ----------    ----------    ----------
Gross profit                                      281,000       335,482        40,534       702,622       844,837       102,075

Research and development cost                      (6,306)       30,904         3,734        30,009        56,369         6,811
Selling, general and administrative expenses       88,196       144,609        17,472       285,948       324,195        39,169
                                               ----------    ----------    ----------    ----------    ----------    ----------
Operating income                                  199,110       159,969        19,328       386,665       464,273        56,095
Finance cost                                        4,606         7,863           950        10,164        13,807         1,668
Other net income                                   (6,964)       (5,300)         (640)       (6,964)       (5,880)         (710)
                                               ----------    ----------    ----------    ----------    ----------    ----------
Income before income taxes and
 minority interests                               201,468       157,406        19,018       383,465       456,346        55,137

Income tax expense                                 33,289        26,751         3,232        61,236        69,744         8,427
                                               ----------    ----------    ----------    ----------    ----------    ----------
Income before minority interests                  168,179       130,655        15,786       322,229       386,602        46,710

Minority interests in income of consolidated
 subsidiaries                                      43,266        31,744         3,835        79,698        92,632        11,192
                                               ----------    ----------    ----------    ----------    ----------    ----------
Net income                                        124,913        98,911        11,951       242,531       293,970        35,518
                                               ==========    ==========    ==========    ==========    ==========    ==========



Net income attributable to common shares              Rmb           Rmb           US$           Rmb           Rmb           US$
 Basic and diluted                                   3.53          2.80          0.34          6.86          8.32          1.01
                                               ==========    ==========    ==========    ==========    ==========    ==========



 Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2766 = US$1.00, the rate quoted by the People's Bank of China at the close of business on June 30, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2004 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
SELECTED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)



                                                                     As of                 As of
                                                               December 31, 2003       June 30, 2004
                                                               -----------------       -------------
                                                                   (Audited)            (Unaudited)
                                                                     Rmb             Rmb            US$
Cash Balances                                                       631,938         437,523        52,863

Trade Accounts Receivable, Net                                      849,611       1,098,805       132,760

Inventories, Net                                                    877,334       1,165,430       140,810

Amount due from a related company                                    13,347         202,866        24,511

Working Capital                                                     962,804       1,236,443       149,390

Total Assets                                                      4,033,632       4,814,108       581,653

Trade Accounts Payable                                              731,966       1,020,426       123,290

Short-Term and Long-Term Borrowings                                 298,000         390,000        47,121
(including a loan from a related party as of December 31, 2003)

Shareholders' Equity                                              1,991,687       2,285,657       276,159



Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2766 = US$1.00, the rate quoted by the People's Bank of China at the close of business on June 30, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2004 or at any other date.